

March 6, 2024

James Loch
Chief Financial Officer
Digi International Inc.
9350 Excelsior Blvd., Suite 700
Hopkins, MN 55343

Re: Digi International Inc.
    Form 10-K for the fiscal year ended September 30, 2023
    Form 8-K furnished on January 31, 2024
    File No. 001-34033

Dear James Loch:

We have reviewed your February 16, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recogntion, page 44

1.   We note your response to prior comment 4 where you indicate contracts with multiple performance obligations that include implementation fees are isolated to SmartSense arrangements in which you do not retain ownership. However, SmartSense appears to be part of your IoT Solutions segment while your proposed revised discussion of multiple performance obligations refers to Digi Remote Manager, which appears to be part of your IoT Product and Services segment. Please explain this apparent inconsistency. In addition, we note from your response to prior comment 5 that customers in your IoT Products and Services segment can purchase services such as Digi Remote Manager, Lighthouse Management software or technical services. Tell us whether you have other multiple

performance obligations besides SmartSense arrangements and if so, tell us the amount of such arrangements for each period presented. Lastly, revise your proposed disclosures to include a discussion of how you determine standalone selling price for such contracts as indicated in your response. Refer to ASC 606-10-50-20(c).

Note 4. Segment Information and Major Customers, page 53

2.   Please address the following as it relates to your response to prior comment 5:
   •   You state that end users purchase the hardware products in your IoT Products and Services segment (P&S segment) based on consideration of the hardware products technical features and functionality. Provide us with a discussion of the features and functionalities separately for the products in each of the operating segments and explain how any differences in features and functionalities factored into your qualitative analysis.
   •   Quantify the portion of revenue attributable to products and to services within each of the operating segments aggregated in the P&S segment, explain any differences between the operating segments, and tell us how such differences were considered as part of your analysis.
   •   You state all P&S product lines leverage third-party contract manufacturers that typically supply a range of products that cut across the operating segments. Tell us whether each of your operating segments use contract manufacturers for the supply of all products or whether any are manufactured by the company, and if so, to what extent. Tell us more about the mix of contract manufacturers, including whether certain manufacturers are primarily responsible for supplying products to a particular segment, and if so, why. Describe further the manufacturing process performed by these third-parties for each operating segment and how they are similar and whether there are any differences. Also, provide further detail regarding the range of products provided by the contract manufacturers and the specific segments to which they relate.
   •   You indicate that distributors and resellers are typically your customer in the P&S segment. Describe any differences between the industries served by the distributor and reseller customers of each operating segment, and how any differences were considered in your analysis. Also describe the types or classes of customers for each segment other than distributors and resellers, and the types of products and services they purchase.
   •   Describe further the data that is monitored for each of the operating segments in the IoT Solutions segment (Solutions segment) and tell us how the services rendered by each operating segment are similar and how they differ. For example, explain how SmartSense's ability to monitor temperature and other environmental conditions in refrigeration for perishable goods is similar to Ventus providing MNaaS solutions to simplify the complexity of enterprise wide-area-network connectivity, and how they differ.
   •   Describe further the hardware provided for each of the operating segments in the Solutions segment, including consideration of similarities and differences.

- Describe the manufacturing process performed by third-party contract manufacturers for each of the Solutions operating segments, and whether there are any differences. Tell us more about the mix of contract manufacturers, including whether certain manufacturers are primarily responsible for supplying products to a particular segment, and if so, why. In this regard, we note your disclosure on page 6 that Ventus relies almost exclusively on a manufacturer in China for the production of the hardware it provides to its customers.
- Tell us what industries each of the Solutions operating segment service and explain further the "overlap" of customers between segments.

3. Regarding the Quantitative Review provided in your response, please provide us with a revised analysis supporting your conclusion that the aggregated operating segments have similar economic characteristics that includes the following:
   - The underlying historical and projected financial and other data you considered in concluding that the aggregated segments have similar economic characteristics under ASC 280-10-50-11. Include quantitative data for revenues, each of gross profit and operating income, as well as any other measures of segment profitability you considered, by year, for each operating segment.
   - An analysis of the economic characteristics for <u>each</u> individual operating segment aggregated within your P&S and Solutions reportable segments, including a quantified discussion of revenue, gross profit, and operating income.
   - Identification of the operating segments that experienced unique circumstances as indicated in your response.
   - Further explanation of your references to "future performance" and "future prospects" and the period(s) each represents.

4. Please provide us with your analysis of how aggregation of the operating segments within your P&S and Solutions reportable segments is consistent with the objective and basic principles of ASC 280. Refer to ASC 280-10-50-11.

   Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dave Sampsell